Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Vroom Solar Inc.
2233 N Citation Ave
Springfield, MO 65802
https://vroomsolar.com/

Up to $432,315.00 in Common Stock at $11.25
Minimum Target Amount: $14,996.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Vroom Solar Inc.
Address: 2233 N Citation Ave, Springfield, MO 65802
State of Incorporation: DE
Date Incorporated: September 05, 2017

Terms:

Equity

Offering Minimum: $14,996.25 | 1,333 shares of Common Stock
Offering Maximum: $432,315.00 | 38,428 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $11.25
Minimum Investment Amount (per investor): $247.50

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Super Early Bird - First 72 hours | 10% bonus shares

Early Bird Bonus - Next 14 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1000+ and receive a 5% bonus shares

Tier 2 Perk — Invest $5,000+ and receive a 10% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 15% bonus shares

Tier 4 Perk — Invest $25,000+ and receive 20% bonus shares

Tier 5 Perk — Invest $50,000+ and receive 25% bonus shares

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Vroom Solar, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $11.25/share, you will receive 110 Common Stock, meaning you'll own 110 shares for $1,125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Vroom Solar Inc. ("Vroom Solar" or the "Company") is a C-Corp organized under the laws of the state of Delaware that creates DIY mobile solar energy kits with mounting adaptable to cargo containers, box trucks, and trailers.

Vroom Solar is in the pre-revenue stage with finished prototypes. We are racing to complete engineering for full product launch. Our kits utilize a simple plug-and-play control center with load management technology and install in under two hours — no batteries needed. Vroom Solar is a portable solar energy solution for remote situations such as construction job sites, disaster relief, cargo containers repurposed as offices or cabins, race car trailers, water stations, charging EV mowers and motorcycles, and many more.

Gas generators are high maintenance, batteries can fail with large power draws or extreme temperatures, and EV charging and/or solar module installation can be difficult to locate in remote areas. The need for mobile solar energy is more prevalent now than ever and Vroom Solar is on a mission to develop new energy solutions for everyday consumers, independent of large grid structures

<u>Intellectual Property</u>

Provisional Patent: Solar Panel Rack for Vehicle/Trailer 63/069,412 (filed 8/24/2020); 17/405,308 (filed 8/18/2021); PCT/US2021/046536 (filed 8/21/2021).

Provisional Patent: Control Center for Use with Photovoltaic and Other DC Power Sources 63/388,018 (filed 7/11/2022).

Vroom Solar was initially organized as Sun Power, LLC, a Missouri limited liability company on September 5, 2017 and newly formed a Delaware corporation on July 6, 2022.

Competitors and Industry

Our main competitors are gas generators and complicated off-grid solar solutions. The Gas generator market is a $4.68 Billion dollar industry in the USA. California is also in the process of banning all <25hp engines by 2024. We also have a lot of "blue ocean territory" not accounted for because Vroom Solar is a brand-new concept for solar and portable power solutions. What makes this blue ocean territory is that our kits are a solar-direct solution with no batteries or grid needed. We can grow into EV charging, cabin life, and repurposed cargo trailers just to name a few.

Our “secret sauce” is a combination of four characteristics: the adaptable, adjustable racking solution that installs quickly; the patent-pending load-management technology in our control center; the simplicity of the entire system; and the scalable packing and shipping solution. We offer all the benefits of solar, without any of the weaknesses of batteries or maintenance of gas generators.

Vroom Solar kits offer fewer failure points than gas generators and other off-grid solar battery solutions because we have no moving parts, no temperature restrictions, no emissions, and no oil changes or carburetors. Installation of a Vroom Solar kit doesn’t require any hardwiring or programming, just simply plug-and-play.

Current Stage and Roadmap

Our vision is to grow Vroom Solar to be a contractor-known name for a solar generator. Vroom Solar is currently raising $1.23 million to fund needs for the next 12 months, including additional prototypes, control center engineering, aluminum extrusion engineering, and staffing. We're a scalable model and already have large order requests from construction companies and support letters from solar distribution companies.

Currently, our Pro Forma projects selling 800 kits in 2023 for a GP of $1,871,200; 3600 kits in 2024 for a GP of $8,420,400; and 6000 kits in 2025 for a GP of $14,034,000.

VroomSolar is a part of the NewChip Accelerator program, which will finish in January 2023, and we intend to begin sales in Q4 of 2023.

We want to be a company that attracts talent because of our standard of excellence and a culture that is fun and gives back to the community. Because of this, we have plans to launch a Vroom Solar Foundation, with the goal to give away 1 in 25 kits to disaster relief, schools, or non-profits.

<u>Reasons to Invest</u>

1. Patent-pending load management technology inspired by the automotive automatic transmission

2. Patent pending adjustable racking solution that adapts to most box mobile structures

3. Scalable solution and built with maximizing shipping in mind 104 complete kits in one Semi load

4. Practical and plug and play solution to replace gas generators

5. Very durable to heat, cold and vibration

6. Cost-effective when compared to residential solar and gas generators.

7. Awesome team!

8. Great solution for underserved areas and remote locations

9. Aid for natural disasters when the grid and public facilities are down

The Team

Officers and Directors

Name: James Bartley

James Bartley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: June, 2022 - Present
  Responsibilities: Oversee all things related to the product control center. Currently does not take a salary. Has received 50,000 shares in equity compensation.

Other business experience in the past three years:

- **Employer:** Solar Pile Driver LLC
  Title: Owner
  Dates of Service: November, 2016 - June, 2022
  Responsibilities: Owner/Operator

Other business experience in the past three years:

- **Employer:** Solar Pile Driver Rents LLC
  Title: Owner
  Dates of Service: September, 2021 - June, 2022
  Responsibilities: Owner/Operator

Other business experience in the past three years:

- **Employer:** Skywire Electrical Systems LLC
  Title: Owner
  Dates of Service: March, 2009 - October, 2020
  Responsibilities: Owner/Operator

Other business experience in the past three years:

- **Employer:** Bartley Group LLC
  Title: Owner
  Dates of Service: February, 2018 - Present
  Responsibilities: Member manager

Name: Jonathan Young

Jonathan Young's current primary role is with Advanced Racking. Jonathan Young currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Treasurer
  Dates of Service: April, 2022 - Present

Responsibilities: Treasurer of board and racking hardware lead. Currently does not take a salary. Has received 50,000 shares as equity compensation.

Other business experience in the past three years:

- **Employer:** Advanced Racking
  Title: Owner
  Dates of Service: February, 2014 - Present
  Responsibilities: General manager

Name: Katherine Benson

Katherine Benson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Community Relations Coordinator
  Dates of Service: October, 2022 - Present
  Responsibilities: Administrative, copywriting, social media & website. Currently is paid $25/hr and has received 10,000 shares in equity compensation.

Other business experience in the past three years:

- **Employer:** Freelance
  Title: Home Stager
  Dates of Service: October, 2019 - Present
  Responsibilities: Style homes for real estate sales

Other business experience in the past three years:

- **Employer:** Lipscomb University
  Title: Adjunct art department faculty
  Dates of Service: January, 2020 - December, 2022
  Responsibilities: Taught graphic design classes

Other business experience in the past three years:

- **Employer:** Freelance
  Title: Production Designer
  Dates of Service: January, 2017 - December, 2021
  Responsibilities: Designed and decorated film sets

Name: Luke Phelps

Luke Phelps's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Founder
  Dates of Service: September, 2020 - Present
  Responsibilities: Visionary for company. Currently takes a salary of $75,000 a year.

- **Position:** Board President
  Dates of Service: July, 2022 - Present
  Responsibilities: Manages day to day of board.

Other business experience in the past three years:

- **Employer:** PVpallet
  Title: Founder/Board President
  Dates of Service: January, 2019 - Present
  Responsibilities: Run Quarterly board meetings

Other business experience in the past three years:

- **Employer:** Red Barn Solar
  Title: General Manager/Owner
  Dates of Service: March, 2017 - January, 2021
  Responsibilities: Lead Commercial Solar Installations all over North Missouri

Name: Vanessa Benkert

Vanessa Benkert's current primary role is with PVpallet. Vanessa Benkert currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Secretary/Marketing Lead
  Dates of Service: April, 2022 - Present
  Responsibilities: Advise the Vroom team on marketing strategy and best practices. Currently does not take a salary. Received 50,000 shares in equity compensation.

- **Position:** Board Secretary
  Dates of Service: July, 2022 - Present
  Responsibilities: Vote on company's direction and business insight

Other business experience in the past three years:

- **Employer:** PVpallet
  Title: Marketing Contractor/Director of Marketing
  Dates of Service: January, 2020 - Present
  Responsibilities: Leads the marketing and branding strategy at PVpallet with an expert, proven approach to content development, both visual and verbal.

Other business experience in the past three years:

- **Employer:** Everley Creative, LLC
  Title: Owner
  Dates of Service: June, 2019 - Present
  Responsibilities: Provide freelance marketing and design services to a range of customers. Projects include web design and development, brand development, collateral design, and marketing strategy services.

Name: Cary Kapper

Cary Kapper's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: February, 2023 - Present
  Responsibilities: Oversees supply chain, vendors, and logistics

Other business experience in the past three years:

- **Employer:** Paul Mueller Inc
  Title: General Manager
  Dates of Service: August, 1992 - February, 2023
  Responsibilities: Designer, System Lead Designer, Project and Product management. Managed $9-$12 million-dollar annual projects in his division and later in another division that did $10-$50 million in revenue.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum

amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational Vroom Solar or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Vroom Solar Kit. Delays or cost overruns in the development of our Vroom Solar Kit and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run.

You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Vroom Solar was formed on July 6, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of

competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vroom Solar has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vroom Solar or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and

companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vroom Solar could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

UL certification

Final UL certification specifications could differ from goals we have set on the final product.

Consumer Handling Risk

Vroom Solar is a self-install solar system. This will have associated risk handling electricity and installation process. We will be addressing this risk in our user manual and insurance.

Transportation and on road risk

Vroom Solar can be installed to mobile on road devices. This can lead to risk of injury if not installed properly during transportation. We will work with distribution Department of Transportation and make sure we are addressing these risk with proper labeling and training

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sun Power, LLC (Fully-owned by Luke Phelps)	600,000	Common Stock	75.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 38,428 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 800,000 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis, 800,000 shares, includes 600,000 shares of Common Stock, 160,000 shares of issued stock options, and 40,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $159,120.96
  Number of Securities Sold: 600,000
  Use of proceeds: Development of the initial POC and formation of the c-corp
  Date: July 07, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without revenue generation, we anticipate being able to operate the business for approximately 3-6 months depending on grants, loans, and raises that we are currently doing. We need $800,000 in the next 8-12 months to finish all engineering and commercialization of the product. We have several things to accomplish to get our product ready for launch. Additional funds will allow us to buy the initial starting inventory and additional needed staff.

Foreseeable major expenses based on projections:

We anticipate the major expenses will be setting up operations and building out the needed team. Other major expenses will be the final engineering of the control center and ready for production. We will also be buying aluminum extrusion pieces for the volume production of our racking solution. We will also have continued accounting and legal expenses to maintain financial data and continue the build-out of our patents.

Future operational challenges:

We anticipate future operational challenges around streamlining the logistics and education of our new product. We have a lot of work that needs to be done to get this fully launched. We also will need to set up a preliminary packaging center. This can start off as basic assembly equipment but will need to advance it quickly with volume.

Future challenges related to capital resources:

Getting capital can take time and energy from the team. We have several avenues currently we are in pursuit of that will give us sufficient funding to launch. How fast we scale will depend on the total amount of funding we get. We are currently applying for multiple grants, state incentives, and SBA loans to have multiple streams of revenue.

Future milestones and events:

We have several key milestones built into our business plan to achieve. Missing these milestones can slow down our product launch timeline. The biggest milestone to complete is finishing the engineering of the control center and prepare for production. This will be key to launching our product at the end of 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2022, the Company has capital resources available in the form of founder supplied line of credit for $200k, with 0% interest from Sun Power LLC. This line of credit currently has $130,339 applied to it.

We are also in the process of applying for a $350,000 SBA loan to close at the end of January.

We have applied for a $1,300,000 SBIR Grant that will be funded in April and August 2023 if our application is approved.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. Other sources include Accredited investors, SBIR grants, and SBA loans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, approximately 35% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a current monthly burn rate of $15,000 for expenses related to R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $60,000 for expenses related to Salaries, Inventory, final R&D, and operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are always considering additional capital sources of funds if they are necessary for the growth of the company. The key goal is a successful launch of Vroom Solar and the ability to scale to meet the demand of the product.

Indebtedness

- **Creditor:** Sun Power LLC
  Amount Owed: $130,339.00
  Interest Rate: 0.0%
  Maturity Date: March 01, 2025
  This is a Credit line of $200,000. It is a Non-bearing loan, to be paid once the company hits revenue.

Related Party Transactions

- **Name of Entity:** Sun Power LLC
  Names of 20% owners: Luke Phelps
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $160,000 loan. The balance of the

loan was $130,339 as of October 31st, 2022.
Material Terms: Developed product up to C-corp formation

Valuation

Pre-Money Valuation: $9,000,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated using the US small gas engine market data along with comparables in the renewable energy space.

High-level validation points for our $9 million valuation.

1) Competition offers customized solutions that are 2X to 4X the cost of our solution. We are offering a one-size-fits-many application making the product quickly scalable.

2) Our 5-year projections

Year 2023, sell 800 complete kits, $1.8 million GP

Year 2024, sell 3,600 complete kits, $8.4 million GP

Year 2025, sell 6000 complete kits, $14.6 million GP

Year 2026, sell 9,000 complete kits, $22.2 million GP

Year 2027, sell 12,000 complete kits, $29.9 million GP

3) Strong demand in race car, construction, and disaster relief markets.

4) Spent 2 ½ years developing 2 products and strategies. Two products also means we will have multiple revenue streams in the future.

5) Multiple sales channels B2B, B2C, distribution

6) Must sell 4,000-5000 standard kits for gross profit to reach the $9 million valuation. Can happen as early as 2024 with sufficient funding. When we hit full production we estimate that we can ship 1000 complete kits/month with a gross profit of $2,300,000/month. We hope to hit goal by 2027.

7) Advanced Renewable Manufacturing Corporate tax credit, 10-30%

8) Support letters from Solar Distributors wanting to carry product

9) One 53' trailer can carry 104 complete kits to distribution for scaling, another

reason it is very scalable and competitive with anything close to it.

10) 2024, California is outlawing the sale of >25 HP engines. (portable gas generators)

11) Working on developing more sizes and varying types of control centers and racking solutions based on core product technology and patents.

12) Our solution will cost less than residential solar installs costing over $2.50/watt

13) Vroom Solar will be more cost-effective than off-grid solar solutions with batteries

Some comparable solutions

https://wefunder.com/joulecase

https://wefunder.com/windharvest

Market Growth & Trends

The Inflation reduction act has made solar a great market to get into with incentives and rebates available. Our world is trying to remove its dependency on oil and this is just another way to move that direction.

Comparable Competitor Companies

These companies offer custom trailer solutions that are very costly or small portable solutions that do not have high output. Our solution allows quick adaptability to various equipment types and situations. Making one size fits most a reality.

https://www.newuseenergy.com/

https://www.sesame.solar/

https://www.mobile-solarpower.com/

https://www.mobilesolarinc.com/

The Value of the Company's Assets

Our Company Value is based on patent-pending proof of concept for an adaptable adjustable racking solution for mobile equipment. It also includes our patent pending unique load management system in our control center that removes the need for grid or batteries to operate smoothly. These items make our system more cost-effective than our competitors and extremely scalable. Instead of needing a custom shop to install this type of solar system an individual can install it themselves. It also makes the entire kit very shippable and easy to distribute to sales partners.

Management's Prior Achievements & Success

Our management team has extensive business management experience. Four of our team members have owned and/or managed Solar companies with successful outcomes. Luke grew a solar installation business in Kirksville, MO from a startup to a multi-million dollar sale in 2020 in 4 years.

Business Partnerships & Relationships

We have multiple partnerships in the works for distribution and sales. We have currently formed partnerships with EV Alliance, Baywa.r.e, Pivot International, Arrow Electronics, Advanced Racking, and PVpallet.

The total number of shares outstanding on a fully diluted basis, 800,000 shares, includes 600,000 shares of Common Stock, 160,000 shares of issued stock options, and 40,000 shares to be issued pursuant to stock options, reserved but unissued.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $14,996.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $432,315.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  23.62%
  We will be building more prototypes for outreach and tradeshows. We will also be finalizing the electrical engineering for the multiple outlet system. These funds will mostly be used for preparing products for large scale production and lowering our manufacturing costs. The more aluminum extrusion and electrical components we can do in house lowers the overall unit cost.

- *Operations*
  23.62%
  We are ramping up facilities for packaging and hiring sales staff to roll our product out.

- *Working Capital*
  23.63%

We will have continued patent work and other services with 3rd party vendors to pay. This will be necessary to keep validating and growing our company and product

- *Inventory*
  23.63%
  To start cash flow in Q4 2023 some of the investment will be used for buying inventory to package kits such as bulk solar modules an wiring and fitings

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://vroomsolar.com/ (vroomsolar.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/vroomsolar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Vroom Solar Inc.

[See attached]

Vroom Solar, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Period ended October 31st, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vroom Solar, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of October 31st, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 25, 2022

Vincenzo Mongio

Statement of Financial Position

	As of October 31st, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	6,170
Prepaid Expenses	4,750
Total Current Assets	10,920
Non-current Assets	
Security Deposits	500
Total Non-Current Assets	500
TOTAL ASSETS	11,420
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Notes Payable - Related Party	130,339
Total Current Liabilities	130,339
TOTAL LIABILITIES	130,339
EQUITY	
Common Stock	1
Additional Paid in Capital	902
Accumulated Deficit	(119,822)
Total Equity	(118,920)
TOTAL LIABILITIES AND EQUITY	11,420

Statement of Operations

	Short Period Ended October 31st, 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	3,741
General and Administrative	38,395
Research and Development	76,686
Rent and Lease	1,000
Total Operating Expenses	119,822
Operating Income (loss)	(119,822)
Provision for Income Tax	-
Net Income (loss)	(119,822)

Statement of Cash Flows

	Short Period Ended October 31st, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(119,822)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaids	(4,750)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(4,750)
Net Cash provided by (used in) Operating Activities	(124,572)
INVESTING ACTIVITIES	
Security Deposit	(500)
Net Cash provided by (used by) Investing Activities	(500)
FINANCING ACTIVITIES	
Notes Payable - Related Party	130,339
Common Stock	1
Additional Paid-in Capital	902
Net Cash provided by (used in) Financing Activities	131,242
Cash at the beginning of period	-
Net Cash increase (decrease) for period	6,170
Cash at end of period	6,170

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 7/7/2022 (Inception)	-	-	-	-	-
Issuance of Common Stock	600,000	1	-	-	1
Additional Paid in Capital	-	-	902	-	902
Net Income (Loss)	-		-	(119,822)	(119,822)
Ending Balance 10/31/2022	600,000	1	902	(119,822)	(118,920)

Vroom Solar, Inc.
Notes to the Unaudited Financial Statements
October 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Vroom Solar Inc. (the "Company") was formed in Delaware on July 7th, 2022. The Company is developing mobile solar power kits and mounting systems. The Company's headquarters is in Springfield, MO.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

On August 23rd, 2022, the Company entered into an office lease agreement requiring monthly payments of $500 starting on September 1st, 2022 and ending on August 31st, 2023. The agreement required a security deposit of $500.

Year Ending December 31,	**Payment**
2022	2,000
2023	4,000
2024	-
2025	-
2026	-
Thereafter	-

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price
Total options outstanding, July 7, 2022	-	$	-
Granted	160,000	$	0.27
Exercised	-	$	-
Expired/cancelled	-	$	-
Total options outstanding, October 31, 2022	160,000	$	0.27
Options exercisable, October 31, 2022	-	$	0.27

	Nonvested Options		Weighted Average Fair Value
Nonvested options, July 7, 2022			
Granted	160,000	$	0
Vested	-	$	-
Forfeited	-	$	-
Nonvested options, October 31, 2022	160,000	$	0

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The

Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – Debt disclosure for details of loan entered into with a related party.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company entered into an agreement with another company for the development needed to reach mass production of the Company's solar power controller. The agreement resulted in agreeing to a total of $329,500 being paid out by the Company over the next year. The agreement allows for the Company to abandon the agreement at any point during various phases without being liable for any future payments. $75,000 total had been paid out as of October 31st, 2022 and is reflected in the Research and Development line item in the Statement of Operations.

NOTE 5 – DEBT

The Company entered into a loan agreement with a related party totaling $200,000. The loan does not accrue interest and is due on demand. The balance of the loan was $130,339 as of October 31st, 2022.

Debt Principal Maturities 5 Years Subsequent to October 31st, 2022

Year	Amount
2022	$130,339
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,000,000 common shares with a par value of $0.000001 per share. 600,000 shares were issued and outstanding as of October 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 31st, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 25, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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INVEST IN VROOM SOLAR TODAY!

Simplified Solar For You

Vroom Solar produces off-grid do-it-yourself solar energy kits for portable applications. Currently in development, we have our proof of concept, prototype, and core team ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


vroom
SOLAR
Off-grid DIY
solar kits.
To go.

$170,680.03 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

REASONS TO INVEST

- We believe our DIY solar kits produce 5-10x the output of traditional battery-based portable solar energy systems. Easy to install and no batteries needed - we've found our kits to be more cost effective and sustainable than gas generators.
- Our initial target market will be the $4.68 Billion small generator industry, as California is in the process of banning the use of <25hp gas engines by 2024. From there, Vroom Solar has the potential to grow into other remote energy needs, like EV charging.
- From job sites, to disaster relief, to homeland security - Vroom Solar believes the need for mobile solar energy is more prevalent now than ever. That's why our founder has taken his expertise in solar technology, and created a kit specifically designed to address these needs, and help those trying to accomplish DIY solar load management.

*Market information provided by (source)

Invest Now
$11.25 Per Share

RAISED	INVESTORS
$170,680.03	46
MIN INVEST	**VALUATION**
$247.50	$9M

THE PITCH

Vroom Solar DIY mobile solar energy kits utilize a simple plug-and-play control center with innovative load management technology. Backed by a team with backgrounds in solar, electrical, and marketing sectors - our founder/ CEO Luke Phelps is a serial entrepreneur who founded similar companies like Red Barn Solar and PVpallet, Inc. The Vroom Solar trademark is filed and complete and has a working prototype and POC. With two filed patents, we are now in the process of partnering with corporations like EV alliance and BayWa.r.e.

Solar power simplified

At Vroom Solar, our packaged solar kits are as simple as you can possibly make solar, all while being portable. Our kits are solar-direct, no batteries needed.

Solar-direct means true solar-to-usable power with no connection to a grid or battery system to manage influxes in power. Our patent-pending load management technology manages those influxes.

Adaptable to cargo containers, box trucks, trailers and more - our off-grid, DIY kits are complete with patent-pending adjustable mounting and install in about two hours. There is zero maintenance and no hardwiring, programming, or moving parts. Simply plug and play, all thanks to the power of the sun.


SOLUTION
solar
inverter with load management
STANDARD OFF-GRID
solar
CHARGE CONTROLLER
BATTERY
$$$
INVERTER

THE PROBLEM & OUR SOLUTION

Mobile solar energy for an affordable, off-grid power source





Vroom Solar Kit	**Generator**
No maintenance	High maintenance
No fuel costs	Refueling costs
No CO or CO2	Emits CO & CO2

Vroom Solar DIY kits offer all the benefits of solar without expenses and short-falls of batteries. Designed for remote situations - we've found that our kits produce **5 - 10x the output** of traditional, battery-based portable solar energy systems.

Our kits directly convert solar into usable outlets. Along with being more cost effective and sustainable than gas generators - we've also found that they cost less than residential solar per watt installed.


Our kits produce 5-10x the output of traditional, battery-based portable solar energy systems

Installation is simple: 2 people, 2 tools, 2 ladders, 2 hours. Our kits also adapt to equipment already owned by customers.


2
People
2
Tools
2
Ladders
2 hr
2
Hours

Our revenue will initially come from distribution partners and direct sales. After developing sales territories, we plan on growing into B2B sales, and developing future models to incorporate EV charging and different sized kits.


Urban eTRUCK
No hot or cold
weather restrictions

THE MARKET & OUR TRACTION

The need for mobile solar energy is more prevalent now than ever


DIRECT TO CONSUMER
BOX STORES
BUSINESS DIRECT
TRUCK FLEETS
DISTRIBUTION PARTNERS

We think we have an alternative solution to our initial target market - the $4.68 billion small generator sector (source). In 2024, small gas engines under 25hp will be banned from selling in California - giving us a leg up with our competition, in our view. With the application ability for EV charging, we believe there's really nothing on the market like Vroom Solar.

Led by our CEO who's founded other solar companies, our combined team has years of experience in business, manufacturing, and the solar sector. We've filed our utility patents, finalized our trademark and IP, and are now working on additional patents around EV solutions.


Markets
Contractors
Lawn care professionals
Recreational EV vehicles
Road EV vehicles
Repurposed cargo containers
& so much more

We're partnering with Pivot International for our control center engineering, Advanced Racking to build racking components, and developing partnerships with EV Alliance and global distribution companies like BayWa.r.e.

We have big plans in 2023. Our Pro Forma projects us moving from commercialization to our first revenue of 800 kits by the end of the year. Also, we've been invited to speak at the Natural Disaster Expo in Miami, where we'll publicly unveil our product for the first time and begin taking pre-orders.


Capital Needed for Launch
Prototype $50k
Aluminum Extrusion + Engineering $100k
Staffing $250k
UL Testing $75k
Control Center Engineering $330K
Legal + Accounting $50k

WHY INVEST

We've taken complicated solar and simplified it into a scalable, universal solution.

Our vision for Vroom Solar is to be a contractor-known name for solar generators. We have a goal of selling 4000-5000 kits by 2024, the gross profit from these units sold would equal our current valuation.

We believe we have a scalable model, because our kits are one-size fits many applications and our efficient packaging solution allows 104 kits to ship in one semi-truck. We're already receiving large order requests from construction companies and support letters from solar distribution companies, and have multiple sales channels. After 2 ½ years of development, we have two products and strategies, and are developing varying sized kits and solutions for more revenue streams.

Lastly, we have plans to launch a Vroom Solar Foundation, with the goal to give away 1 in 25 kits to disaster relief, schools, or non-profits. We believe this program will open up new sales markets for our product and make Vroom Solar a fun company to work for.

With the help of this raise, we want to build additional prototypes, and enhance our control center engineering, aluminum extrusion engineering, and staffing. Join us on our mission to develop new energy solutions for everyday consumers, independent of large grid structures. Invest in Vroom Solar today!


vroom
SOLAR
01:28

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS	VALUATION
2233 N Citation Ave Springfield, MO 65802	**$9M**

Vroom Solar produces off-grid do-it-yourself solar energy kits for portable applications. Currently in development, we have our proof of concept, prototype, and core team established - aiming to be in-market by Q4 of 2023 with our first commercial production run.

TEAM



Luke Phelps
CEO/Founder/Board President

Luke Phelps, is a serial entrepreneur and has been the founder of Red Barn Solar, PVpallet, Inc. and Vroom Solar, Inc. He loves to develop new ideas and find creative ways to help our world become a better place.



James Bartley
CTO

Most of James' career, he has been an electrician. He acquired his masters electrical license and started his own electrical company, in which he shifted focus to the utility scale solar pile driving industry towards the end. James then sold his solar pile driving business and switched focus to real estate investing. Recently he took on the title of CTO for Vroom Solar. James leads the charge for the control center development.



Jonathan Young
Board Treasurer

Jonathan has over 10 years in the Solar industry with a focus on racking design and supply chain management. He has successfully launched and grown two different startups into multi-million dollar businesses. Jonathan owns two patents for solar racking technologies.



Katherine Benson
Community Relations Coordinator

Katherine has over fifteen years experience in teaching design in higher education and applying creative problem solving to a variety of media, from communication design to film production. She utilizes the process of divergent, then convergent thinking for idea development and improving existing systems. Her MS in Communication Design was a two-year study in asking "what does this communicate to someone who's never seen it before?," which is a technique she's continued to apply to her work, no matter what the situation.



Vanessa Benkert
Marketing Lead

Vanessa Benkert advises Vroom Solar on all things Marketing and Branding. Vanessa has an MA in Communication and 14 years of design, marketing, and branding experience. Whether working with small businesses or large, established brands, her work is founded on the principle that design should be strategic, creative, and all about communication. As a board member of Vroom Solar, Vanessa brings an expert, proven approach to content development, both visual and verbal, along with a zest for meeting new challenges.



Cary Kapper
COO

Cary has served at the same company for 30 years working his way up through the company as Designer, System Lead Designer, Project and Product management. Cary became General Manager in 2008. Under Cary's leadership he managed $9-$12 million-dollar annual projects in his division and later in another division that did $10-$50 million in revenue. Cary is excited to join the Vroom Solar team and tackle new challenges as our COO.

TERMS

Vroom Solar

Overview

PRICE PER SHARE
$11.25

VALUATION
$9M

DEADLINE
Mar 15, 2023

AMOUNT RAISED
$170,680.03

Breakdown

MIN INVESTMENT
$247.50

OFFERING TYPE
Equity

MAX INVESTMENT
$432,315.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
1,333

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
38,428

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Risks

Company	**Vroom Solar Inc.**
Corporate Address	**2233 N Citation Ave, Springfield, MO 65802**
Offering Minimum	**$14,996.25**
Offering Maximum	**$432,315.00**
Minimum Investment Amount (per investor)	**$247.50**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**888**
Maximum Number of Shares Offered	**109,777**
Price per Share	**$11.25**
Pre-Money Valuation	**$9,000,000.00**

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Super Early Bird - First 72 hours | 10% bonus shares

Early Bird Bonus - Next 14 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1000+ and receive a 5% bonus shares

Tier 2 Perk — Invest $5,000+ and receive a 10% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 15% bonus shares

Tier 4 Perk — Invest $25,000+ and receive 20% bonus shares

Tier 5 Perk — Invest $50,000+ and receive 25% bonus shares

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Vroom Solar, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $11.25/share, you will receive 110 Common Stock, meaning you'll own 110 shares for $1,125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

NEW UPDATES

02.13.23

No Electrician or Permits Needed for Our EV Solution! Just Plug in!

Our EV charging solution will be affordable, simple, and quick and adaptable to several surfaces. The best part is no electrician or permit needed to setup. Free sunlight fuel for your EV.



PRESS

Natural Disasters EXPO

Simplifying Solar for Natural Disasters

View Article

Show More Press

ALL UPDATES

02.09.23

New website tabs!

Check out the new tabs on our website -- Uses and our new Blog. Uses is an organize brainstorm of many different applications for Vroom Solar kits. Our first blog is about going off-grid with our portable DIY Vroom Solar kit. We hope these posts will inform our customers while being fun, upbeats reads. After all, Vroom Solar is a fun, upbeat company culture.

Uses: https://vroomsolar.com/uses

Blog: https://vroomsolar.com/blog

02.09.23

$212,000 Approved for Vroom Solar from the Missouri Works Program

We are happy to announce the Vroom Solar was approved for $212,000 in cash benefits from the Missouri Department of Economic Development to help launch our business and provide high quality jobs.

Missouri Department of
Economic Development

02.07.23

Our Community Joins In / Insider Investment Notice

We're excited to see our community come in and invest in Vroom Solar!

Our Insiders have invested a total of $9,967.06 into the offering as of today!

We hope you join in as well! Invest in Vroom Solar

02.03.23

On-site visit with Pivot International

Great meeting with Pivot International as we finalize the circuit board build-out of our multi-load management system.



02.02.23

How Can you use Vroom Solar? Well... Here are few.


CONTRATORS
home contractors
lawn contractors
job site trailer/office
power washing
EVs
truck towing trailer
hiking EV charging station
box truck EV
EV race car charging
box truck powering reefer
RECREATION
EV motorcylces charging
boat dock power & EV boat charging
EV utility vehicle charging
EV snowmobile charging
Ebike charging
Charging station rock climbing or sand pit
HOME
cargo container house
hunting cabin
charging lawn equipment
EV carport charging
back-up power
tiny home power
SOLAR-DIRECT
MULTI-LOAD MANAGEMENT
TECHNOLOGY
FARM
cargo container garage
EV tractor charging
EV truck
irrigation system
water tank for cattle
greenhouse with fans
out building/barn power
MILITARY
base camp power communications tower
shipping container bunks
military EVs along border patrol
NATURAL
DISASTERS
mobile office
charging at safe shelter
emergency communications tower
business power from trailer to power equipment
UNDERSERVED
AREAS
schools
community water tank and shelter
community charging station
community wifi

01.31.23

Welcome Cary Kapper as our COO

Cary has served at the same company for 30 years working his way up through the company as Designer, System Lead Designer, Project and Product management. Cary became General Manager in 2008. Under Cary's leadership he managed $9-$12 million-dollar annual projects in his division and later in another division that did $10-$50 million in revenue. Cary is excited to join the Vroom Solar team and tackle new challenges as our COO.



01.30.23

Thank you investors!!! // $100k

Thank you so much for helping us hit the $100,000 milestone in just two weeks! We're so grateful for your support and want to keep the momentum going! We've had so many people reach out to us about how Vroom Solar kits fit their particular need. Knowing how we can best help and serve our clients is the best motivation! Thanks again!

01.25.23

Solar Reinvented

This is not your father's solar. Our load management technology eliminates the need for a battery. Giving you the freedom to primarily use solar energy on-site, then store what you want, when you want.



SOLAR
REINVENTED
LOAD MANAGEMENT TECHNOLOGY
vroom SOLAR
PRIORITIZED POWER LESS MONEY & MAINTENANCE
STANDARD SOLAR
SOLAR
CHARGE CONTROLLER
~2% LOSS
CHARGE
BATTERY
~10-30% LOSS
DISCHARGE
INVERTER
~2-5% LOSS
LOADS
EXCESS POWER YOUR CHOICE OF STORAGE

01.23.23

Press Release for Vroom Solar, Inc.

As word gets out about Vroom Solar through social media, we're partnering with a PR writer who's just as passionate about off-grid solar as we are. https://icrowdnewswire.com/?p=3042208

Show More Updates

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Vroom Solar.

$247.00

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

$1,000.00

TIER 1 PERK

Invest $1000+ and receive a 5% bonus shares

Select

$5,000.00

TIER 2 PERK

Invest $5,000+ and receive a 10% bonus shares

Select

$10,000.00

TIER 3 PERK

Invest $10,000+ and receive 15% bonus shares

Select

$25,000.00

TIER 4 PERK

Invest $25,000+ and receive 20% bonus shares

Select

$50,000.00

TIER 5 PERK

Invest $50,000+ and receive 25% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

JG **Joe Giordano** 7 INVESTMENTS
SE Investor • 11 days ago

Hello,
I have a few questions for you. (And apologies in advance if this was ...
Show more

1 0

LP **Luke Phelps**
Vroom Solar • 11 days ago

Joe Great questions and thank you for diving into our product and wanting to learn more. I will do my best to answer here but might...
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0

MB **Matthew Baney** 9 INVESTMENTS
15 days ago

But with no battery, your system only provides power when the sun is shining on it correct? What happens at night or on a cloudy rainy day?

1 0

LP **Luke Phelps**
Vroom Solar • 15 days ago

Thanks, Matthew, for your question. There are lots of different answers to your question on how our solution functions on cloudy...
Show more

1

PK **Patrick Krouse** 5 INVESTMENTS
SE Investor • a month ago

For those who want to view the Patents:
https://patents.google.com/?inventor=Luke+Phelps

1 0

LP

Luke Phelps
Vroom Solar • a month ago

Thanks Patrick for the patent reference. I would like to clarify that all patents will not be searchable because of provisional status fo...
Show more

0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Primary Campaign Video

Vroom Solar creates plug-and-play solar energy kits for mobile and remote solutions.

The mounting system is adaptable to trailers, cargo containers, and box trucks.

Our control center utilizes patent-pending load management technology. The whole kit easily installs in under two hours. No batteries needed.

From job sites to disaster relief to homeland security, the need for mobile solar energy is more prevalent now than ever.

Hi, I'm Luke Phelps, CEO, and Founder of Vroom Solar.

And I'm James Bartley, CTO of Vroom Solar.

And we offer solar to go.

Gas generators are noisy, batteries are expensive, and governments are beginning to restrict the use of fossil-fueled engines.

Vroom Solar is the solution.

Our kits harness the sun's energy and directly convert it to standard 120 volts.

that can charge anything from household electronics, to contractor power tools, to electric vehicles anywhere they're parked. And with future development to power moving EVs while towing a trailer equipped with Vroom Solar.

Our main competitive advantage is our utility patent-pending load management system inspired by the standard vehicle automatic transmission.

As solar power changes throughout the day, the control center automatically turns off outlets based on priority, ensuring the most essential devices continue to receive power.

What's unique about Vroom Solar is it’s simple to use and easy to install. No solar experience required. No hard wiring, programming, or temperature constraints. It's a true plug-and-play system for off-grid solar that doesn't require a permit.

The kits, consisting of four solar panels, easy-to-assemble racking, and the control center, are assembled at our headquarters.

Due to our unique and efficient packaging design, over 100 kits can be shipped per semi-truck to retailers across the country, such as home improvement stores.

We can ship over 170,000 watts in one 53 ft trailer. That's enough to power 15 average homes.

From there, anyone can purchase a kit and easily assemble it for their unique mobile application. All of these details make Vroom Solar scalable. It's quick, simple, and practical.

Our point of entry is the small generator industry, which according to *Fortune Business Insight*, is a $4.7B market. Vroom Solar has the potential to grow into other remote energy needs, like EV charging & portable offices because we believe there's currently nothing else like it on the market.

We've already had several non-profits reach out to us who need a solution like Vroom Solar for disaster relief worldwide. Our team believes that giving back to the community builds a strong company. With this in mind, Vroom Solar plans to start a foundation donating one Vroom Solar kit to disaster relief non-profits, schools, and underserved communities for every 25 kits sold. We also believe this program will open up new sales markets for our product and make Vroom Solar a fun company to work for.

Join us in making Vroom Solar a reality.

Campaign Video #2

Hello, I'm Luke Phelps, CEO and founder of Vroom Solar. We have created the first PV-direct inverter that does not require batteries.

And my name is James Bartley. I'm the CTO for Vroom Solar. And together we're changing the way you think about mobile power.

Luke: There's currently nothing on the market today that is converting pure sunlight into a usable power source, without being connected to the grid or to batteries.

Gas generators are expensive, they're noisy, they emit CO, that we're trying to reduce in our world today. They've also just passed a law in CA that gas engines are going to be banned by 2024.

Vroom Solar is very cool and transformational because it has replaced the need for the grid, and for batteries on smaller use applications, such as battery chargers, power stations, EVs. I even charge, for example, my zero-turn electric lawnmower that my 12-year-old uses to mow our yard. You can easily plug-and play with this system and be operational in just a few hours.

James: I would say our competitive advantage is our patent-pending load-management system. It really helps you prioritize your most important loads that you have plugged in. So throughout the day your sun power, it changes, as you lose power, it starts clicking off outlets until you get to your priority outlet. You know, you keep your most important load as number one and that stays powered up. Vroom is truly revolutionary.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.